December 23, 2009

VIA EDGAR (Correspondence Filing)

Mr. Bric Barrientos U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:

Catalyst Funds  (the “Registrant”)

Post-Effective Amendment No. 27

File Nos. 333-132541; 811-21872

Dear Mr. Barrientos:

On behalf of the Registrant, this letter responds to the comments you provided to Lynee Hicks with respect to Post-Effective Amendment No. 27 to the Registrant’s Registration Statement filed in order to register shares of the Catalyst/Groesbeck Growth of Income Fund (the “Fund”).  Your comments are set forth below and each is followed by the Registrant’s response.

Prospectus

Comment 1:

The reference to “Growth of Income” in the name of the Fund, which implies that the Fund seeks to invest in companies that expect to raise dividends or companies with rising dividends, appears inconsistent with the Fund's stated investment objective of current income and capital appreciation.  Please address this inconsistency.

Response:

The disclosure has been revised as follows:

The Growth of Income Fund seeks to provide current income ~~and~~that increases over time, and as a secondary objective, capital appreciation. As with any mutual fund, there is no guarantee that the Fund will achieve its goal.

Comment 2:

In the “Risk/Return Summary, Principal Strategies” section, please disclose the market capitalization of companies in which the Fund will invest (i.e., will the Fund invest in small, medium or large capitalization companies).

Response:

The disclosure has been revised as follows:

The Growth of Income Fund invests primarily in dividend-paying ~~equity securities~~common stock of large capitalization companies. The Fund’s sub-advisor, Groesbeck Investment Management Corp. ("GIM" or the "Sub-Advisor") defines large capitalization companies as those with a market capitalization of $5 billion or more.

Comment 3:	In the “Risk/Return Summary, Principal Strategies” section, please describe the types of “equity securities” in which the Fund will invest.
Response:

The disclosure has been revised as follows:

The Growth of Income Fund invests primarily in dividend-paying ~~equity securities~~common stock of large capitalization companies. The Fund’s sub-advisor, Groesbeck Investment Management Corp. ("GIM" or the "Sub-Advisor") defines large capitalization companies as those with a market capitalization of $5 billion or more.

Comment 4:

In the “Risk/Return Summary, Principal Strategies” section, please explain how the Fund's investment in companies with low dividend payout ratios relates to the Fund's investment in common stocks that offer dividend yield above the market average that show  promise for future dividend increases.

Response:

The disclosure has been revised as follows:

The Sub-Advisor also attempts to select securities of companies that have strong balance sheets with a high return on equity and a low dividend payout ratio (the amount of dividends paid as a percentage of profits). The Sub-Advisor believes that these are characteristics that generally lead to securities with more sustainable dividends. A company that pays out a smaller portion of its profits as dividends has a better ability to continue to pay or raise its dividends than a company that already pays out a higher percentage of its profits.

Comment 5:

If the Fund will invest in small or medium capitalization companies, please add risk factors associated with such investments in the “Risk/Return Summary, Principal Risks of Investing in the Fund” section.

Response:	The Fund will not invest in small or medium capitalization companies and therefore no additional risk disclosure is required.
Comment 6:

In the “Risk/Return Summary, Principal Risks of Investing in the Fund” section, a reference to “Additional Information about the Fund's Strategies and Risks” appears; however, the referenced section does not disclose any information regarding additional strategies or risks.  Please either add any necessary additional disclosure regarding strategies or risks of investing in the Fund or revise the heading of this section so that it does not indicate that it contains or such disclosure.

Response:	The above-referenced paragraph has been deleted.
Comment 7:	If the Fund's investment objective is revised in response to comment 1, please revise the section titled “Risk/Return Summary, Is This Fund Right for You?” accordingly.
Response:	The disclosure has been revised as follows: Seek current income that will increase over time and capital appreciation through a portfolio of equity investments.
Comment 8:

In the “Fees and Expenses of the Fund” section, in the footnote to the fee table regarding the advisor's contractual expense limitation agreement, please disclose who can terminate the expense limitation agreement and under what circumstances.

Response:	The following disclosure has been added: The expense limitation agreement may be terminated by the Fund's Board of Trustees on 60 days written notice to the adviser.
Comment 9:	In the “Fees and Expenses of the Fund” section, please complete the expense examples.
Response:	The expense examples have been completed as follows: YEAR GROWTH OF INCOME FUND Class A Class C 1 $725 $234 3 $1,059 $742
Comment 10:

In the “Prior Performance of the Sub-Advisor to the Catalyst/Groesbeck Growth of Income Fund” section, please confirm that the referenced composite includes all registered investment companies managed by the sub-advisor.

Response:	The Sub-Advisor has represented to the Registrant that it does not manage any other pooled investment vehicles.
Comment 11:

In the “Prior Performance of the Sub-Advisor “ section, please add to the disclosure regarding “differences in the fees and expenses” of the Fund and the client accounts managed by Groesbeck Investment Management Corp. a statement that fees and expenses of the Sub-Advisor’s separately managed accounts are lower than those of the Fund and therefore, the Fund’s actual performance would be lower if the Fund’s fees were imposed.

Response:

The disclosure has been revised as follows:

~~The~~Fees and expenses of the private accounts managed by the Sub-Advisor are generally lower than those of the Fund and therefore, the Fund’s results ~~may~~would be lower than the ~~composite performance figures shown because of, among other things, differences in fees and expenses.~~returns reflected below. The Fund’s results ~~may~~would also be lower because private accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on mutual funds by the Investment Company Act of 1940 or the Internal Revenue Code, which, if applicable, could have adversely affected the performance of the client accounts.

Statement of Additional Information

Comment 1:	In the “Trustees and Officers/ Compensation of the Board of Trustees” section, please estimate the compensation to be paid to the Trustees for the coming fiscal year.
Response:

The disclosure has been revised as follows:

The following table describes the compensation paid to the Trustees of the Trust during the most recent fiscal year ended June 30, 2009. The Trust has no retirement or pension plans.

The Fund was not in operation during the Trust’s fiscal year ended June 30, ~~2009.The Trust has no retirement or pension plans.~~2009; however, the following table describes the estimated compensation from the Fund to be paid to the Trustees for the fiscal year ending June 30, 2010:

	Name of Person, Position(s)	Aggregate Compensation from the Fund
	Tobias Caldwell	$136
	Tiberiu Weisz	$136
	Dr. Bert Pariser	$136
	Jerry Szilagyi	$0
Comment 2:	In the “Advisors and Sub-Advisors/Portfolio Managers” section, please disclose the portfolio manager compensation arrangement.
Response:

The following disclosure has been added:

Messrs. Groesbeck and Dainesi’s compensation is based on a salary plus a bonus based on the overall profits of GIM. Messrs. Groesbeck and Dainesi are also owners of GIM and therefore benefit for any increase in value of the firm.

Comment 3:

In the “Distributor” section, the disclosure regarding the Master Class A and Class C Distribution Plans appears generally inconsistent with the Plans themselves (e.g., the Class A Plan indicates that the annual fee “is” 0.50% whereas the Statement of Additional Information indicates that the annual fee is “up to” 0.50% pursuant to the Plan).  Please revise the disclosure for consistency with the Plans.

Response:	The Registrant will revise the Master Class A and Class C Distributions Plans for consistency with the disclosure in the Statement of Additional Information.
Comment 4:

In the “Distributor” section, the disclosure appears to indicate that each class of shares has its own servicing agreement.  If all classes may pay a service fee pursuant to the Distribution Plan, please clarify the reference to the Service Agreements, including an explanation as to what the service fee is and why the fee is not included in the 12b-1 Plan.  Please also indicate whether the service fee and the distribution fee are different or the same and confirm that the fees are reflected in the fee table.

Response:

Each class of shares does not have its own servicing agreement.  The servicing agreements are between various Service Organizations and the Distributor and can apply to multiple classes and multiple funds.

The disclosure has been revised as follows for clarity:

The~~12b-1 Fee to the Distributor is calculated and paid monthly and the service fee to Service Organizations is calculated quarterly and paid the month following the calculation. In return, the~~ Advisor will bear all expenses in connection with the distribution of shares of the Fund, such as, among other expenses: ~~expenses of persons who provide support services in connection with the distribution of shares;~~ costs relating to the formulation and implementation of marketing and promotional activities; and costs of printing and distributing prospectuses, reports and sales literature to prospective shareholders.

The service fee is included in the 12b-1 fee and both are reflected in the “Distribution and/or Service (12b-1) Fees” row in the fee table.

Comment 5:

The Class A and Class C Master Distribution Plans do not indicate that the service fee can be used for distribution purposes although in the “Distributor” section, the disclosure appears to indicate that the service fee is used for such purposes.  If the service fee is to be used for distribution, the Plans should indicate as much.

Response:

The Registrant does not believe this disclosure is inconsistent with the Distribution Plans.  The Plans call for 12b-1 payments to be made to the Advisor.  To the extent the Distributor incurs expenses in connection with the distribution of the Fund’s shares, the Advisor will reimburse the Distributor out of those 12b-1 payments.

However, the disclosure has been revised as follows for clarity:

The~~12b-1 Fee to the Distributor is calculated and paid monthly and the service fee to Service Organizations is calculated quarterly and paid the month following the calculation. In return, the~~ Advisor will bear all expenses in connection with the distribution of shares of the Fund, such as, among other expenses: ~~expenses of persons who provide support services in connection with the distribution of shares;~~ costs relating to the formulation and implementation of marketing and promotional activities; and costs of printing and distributing prospectuses, reports and sales literature to prospective shareholders.

Comment 6:	In the “Distributor” section, please clarify the source of the “payments to dealers who are holders or dealers of record for accounts in the Fund.”
Response:

The disclosure has been revised as follows:

The Advisor ~~or Sub-Advisor~~ may make payments using 12b-1 Fees or out of its own legitimate profits to dealers who are holders or dealers of record for accounts in the Fund.

General

Comment 1:	Please provide a statement in response to the generic “Tandy” comments.
Response:

The Registrant has authorized us to acknowledge on its behalf that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact JoAnn Strasser at (513) 352-6725.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP